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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 8-B

           FOR REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS

                 FILED PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                              RVM INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)


                  DELAWARE                              [APPLIED FOR]
(State of incorporation or organization) (I.R.S. Employer Identification Number)


           P.O. BOX 10002, 861 EAST TALLMADGE, AKRON, OHIO 44310-0002
               (Address of Principal executive office) (Zip Code)

Registrant's telephone number, including area code: (330) 630-4528

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, par value $.01








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ITEM 1.  GENERAL INFORMATION

(a) Registrant was organized as a corporation under the laws of the State of Delaware on March 31, 1997.

(b)      Registrant's fiscal year ends on March 31.

ITEM 2.  TRANSACTION OF SUCCESSION

(a) Registrant is the successor to Ravens Metal Products, Inc., a corporation organized under the laws of the State of Delaware (the "Predecessor"), which, until completion of the transaction described in
         Item 2(b), below, had its Common Stock, par value $.01 per share, registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act").

(b) Predecessor has reorganized its operations into a holding company structure pursuant to Section 251(g) of the Delaware General Corporation Law (the "Reorganization"). The Reorganization complied in all respects with the requirements of Section 251(g). Under the Reorganization, Predecessor became a wholly-owned subsidiary of Registrant. To effect the Reorganization, Predecessor first caused Registrant to be incorporated as a wholly-owned Delaware subsidiary of Predecessor and then Ravens, Inc. ("Ravens") to be incorporated as a wholly-owned Delaware subsidiary of Registrant.

         Pursuant to that certain Agreement and Plan of Reorganization dated March 24, 1997, among Predecessor, Registrant and Ravens (the "Agreement"), Predecessor merged with Ravens (the "Merger"); Predecessor was the surviving corporation in the Merger, but adopted the name Ravens, Inc. At the effective time of the Merger:

         (i) Each share of Common Stock of Predecessor (the "Predecessor Common Stock") issued and outstanding immediately prior to the Merger was converted into one share of Common Stock of Registrant (the "Registrant Common Stock"), having the same designations, rights, powers and preferences, and qualifications, limitations and restrictions thereof, as the shares of Predecessor Common Stock so converted.

         (ii) Each share of Predecessor Common Stock or preferred stock issued but held by Predecessor in its treasury immediately prior to the Merger was contributed to the capital of Registrant and converted into one share of Registrant Common Stock or preferred stock, respectively, and is held in Registrant's treasury.

         (iii) Each share of the capital stock of Registrant held by Predecessor immediately prior to the Merger was contributed by Predecessor to Registrant, where it is held as treasury stock.




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         The Reorganization was effected by action of the Board of Directors of each constituent corporation (Predecessor, Registrant and Ravens), without a vote of shareholders of any of the corporations, as permitted by Section 251(g) of the Delaware General Corporation Law and the corporate governance documents of each constituent corporation. Approval of the shareholders of none of the corporations was either required or sought. In a reorganization pursuant to Section 251(g), dissenters' rights of appraisal are not available to any shareholder of any of these three constituent corporations.

         The provisions of the Certificate of Incorporation of Registrant, including those relating to its authorized capital stock and the designations, rights, powers, preferences, qualifications, limitations and restrictions of such capital stock, are identical to those of the Restated Certificate of Incorporation of Predecessor immediately prior to the Merger. As a result of the Reorganization, Predecessor's shareholders received securities of the same class evidencing the same proportional interests in Registrant, as those previously held by them in Predecessor. The provisions of the By-Laws of Registrant are identical to the provisions of the Amended By-Laws of Predecessor in effect immediately prior to the Merger.

         In accordance with Section 251(g) of the Delaware General Corporation Law, certain changes were effected to the Certificate of Incorporation of Predecessor, as the surviving corporation in the Merger, to ensure, among other things, that no action requiring a vote of shareholders of Predecessor (as the surviving corporation) can be taken without a corresponding vote of the shareholders of Registrant.

         The Board of Directors of Registrant and Predecessor (as the surviving corporation) are identical to the Board of Directors of Predecessor as constituted at the time of the Merger. Management of Registrant and Predecessor (both immediately prior to the Merger and as the surviving corporation) are substantially identical, except that, while Lowell Morgan will continue as President of Predecessor (as the surviving corporation), Richard D. Pollock will serve as President of Registrant.

         The capital structure and balance sheet of Registrant immediately after the Reorganization were substantially the same as those of Predecessor immediately prior thereto.

         The Merger qualifies as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, and, as a result thereof, the shareholders of Predecessor will not recognize gain or loss for United States federal income tax purposes.

ITEM 3. SECURITIES TO BE REGISTERED

The Common Stock, par value $.01 per share, of the Registrant is being registered pursuant hereto (the "Common Stock"). The Registrant's Certificate of Incorporation authorizes the issuance of 3,000,000 shares of Common Stock, of which 1,934,255 shares are issued and outstanding and none of which are held in the Registrant's treasury or otherwise for the account of the Registrant.




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ITEM 4.  DESCRIPTION OF CAPITAL STOCK

The information required by this item is incorporated by reference to Predecessor's registration statement on Form 10 filed with the Securities and Exchange Commission on September 13, 1965, to register its common stock under
Section 12(g) of the Securities Exchange Act of 1934. That filing references Predecessor's Class A Common Stock and Class B Common Stock; subsequently, Predecessor amended its Certificate of Incorporation to eliminate the Class B Common Stock and rename the Class A Common Stock as Common Stock. The description of Predecessor's Common Stock, as set forth in that filing, is comparable to the description of the Common Stock of Registrant, RVM Industries, Inc., successor to Predecessor as a result of the holding company reorganization under Section 251(g) of the Delaware General Corporation Law, which was completed on March 31, 1997.

ITEM 5.  FINANCIAL STATEMENTS AND EXHIBITS

(a)      Financial Statements.

         None are required, since the capital structure and balance sheet of Registrant immediately after the Reorganization were substantially the same as those of Predecessor immediately prior thereto.

(b)      Exhibits

         2 Agreement and Plan of Reorganization among Ravens Metal Products, Inc., RVM Industries, Inc. and Ravens, Inc.

         3.1      Certificate of Incorporation of Registrant

         3.2      By-Laws of Registrant

         5 Opinion of Brouse & McDowell, a Legal Professional Association as to the legality of the shares to be registered

         21       Subsidiaries of Registrant





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                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                              RVM Industries, Inc.


                              By /s/ Jacob Pollock
                                 ------------------------------------
                                 Chairman and Chief Executive Officer


Date: March 31, 1997




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                           RAVENS METAL PRODUCTS, INC.

                         FORM 8-B REGISTRATION STATEMENT



                                INDEX OF EXHIBITS

         2        Agreement and Plan of Reorganization among
                  Ravens Metal Products, Inc., RVM Industries, Inc. and Ravens, Inc.

         3.1      Certificate of Incorporation of Registrant

         3.2      By-Laws of Registrant

         5 Opinion of Brouse & McDowell, a Legal Professional Association as to the legality of the shares to be registered

         21       Subsidiaries of Registrant